Exhibit (a)(23)
                          February 17, 1999, Wednesday


     OzEmail Limited (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today released its results for the year and quarter ended December 31, 1998.

     Revenues for the fourth quarter of 1998 were A$31,555,000 (US$19,236,000), an increase of 83.4% over 1997 fourth quarter revenues of A$17,210,000 (US$11,187,000). The revenues in the quarter, representing the 16th straight quarter of sequential revenue growth, were primarily attributable to increased dial-up and permanent connections from OzEmail's Australian Internet connectivity business and the acquisitions of Access One in November 1997 and Camtech and PowerUp Internet services in 1998. The operating loss for the quarter of A$2,656,000, was an improvement on the 1997 fourth quarter operating loss of A$8,073,000. This was primarily due to an improvement in the gross margin on account of infrastructure initiatives that have resulted in a decrease in cost of revenues as a percentage of net revenues. The net loss for the quarter was A$2,486,000, or A$0.19 per American Depositary Share ("ADS") (US$1,515,000 or US$0.12 per ADS) compared to a net loss for the fourth quarter of 1997 of A$7,764,000 or A$0.66 per ADS (US$5,047,000 or US$0.43 per ADS).

     For the year ended December 31, 1998, total net revenues grew by 97.6% to A$110,199,000 from A$55,767,000 in 1997. The net loss for the 1998 year was
A$13,694,000 compared with a 1997 net loss of A$16,768,000.

     Operating highlights from the fourth quarter of 1998 include:

     * The Company's active customer base increased 74% over the 1997 fourth quarter to approximately 292,000.


     *    Positive   earnings  before  interest,   taxation,   depreciation  and
          amortization (EBITDA) of A$4,045,000 in the fourth quarter resulting in a year to date EBITDA of A$6,475,000.


     * On December 14, 1998 the Company announced the sale of ordinary shares at US$2.00 per share to MCI WorldCom through its subsidiary UUNET Holdings Australia Pty Limited, which after the issuance resulted in MCI WorldCom owning 14.9% of the Company. The Company received aggregate proceeds of approximately US$43.7 million from this transaction.


     * On January 4, 1999 the Company announced the purchase of 60% of SE Net, a significant Internet service provider in its region.


     * The Company announced that it is establishing a trial for the delivery of high-speed, direct-to-home Internet services with regional pay-TV provider AUSTAR.


     In December 1998, a subsidiary of MCI WORLDCOM, Inc., (Nasdaq: WCOM), announced a tender offer for all of the outstanding shares at a price of US$2.20 per share (US$22.00 per ADR) in OzEmail. An extension of its tender offer was announced on February 8, 1999. In this news release, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. Amounts for quarterly results and full year results are translated into US$ for convenience at the exchange rate prevailing at the end of each quarter and at the end of each full year, respectively. The exchange rates between the U.S. dollar and the Australian dollar were $0.6500 and $0.6096 (expressed in U.S. dollar/Australian dollars) at December 31, 1997 and December 31, 1998, respectively.

     About OzEmail

     OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise. OzEmail's Internet telephony business -- Interline -- is a partnership between OzEmail Ltd (88%) and Ideata PTY Ltd (12%), an Australian manufacturer of telecommunications equipment. Interline has developed and is operating technology that allows the placement, routing and billing of high quality voice services over the internet, using existing tone dial phones.

     Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; the effects of the takeover bid of the Company by a subsidiary of MCI WorldCom; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, the Company refers you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statements on Form F-1 dated August 26, 1998, August 25, 1998 and May 28, 1996, its 1997 Form 10-K dated May 15, 1998, 1996 Form 10-K dated March 31, 1997, its quarterly reports on Form 6-K, dated May 15, 1998, August 14, 1998, November 9, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998, and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.

                                OzEmail Limited
                      CONDENSED CONSOLIDATED BALANCE SHEET
                     (In thousands, except per share data)

                                                      December 31,   December 31,
                                                         1997           1998
                                                      ------------   ------------
    ASSETS
    Current assets:
    Cash and cash equivalents                          A$ 51,614     A$84,545
    Restricted term deposits                                  --        2,811
    Accounts receivable
     - trade, net of allowances
     of A$889 and A$3,597, respectively                    8,427       14,614
    Other receivables                                      2,363           15
    Current investments                                       --            0
    Income tax receivable                                     --           --
    Other current assets                                   2,520        1,274
      Total current assets                                64,924      103,259
    Plant and equipment, net                              27,179       34,455
    Non-current investments                                1,559          746
    Goodwill and other intangibles                        19,839       21,601
    Non-current restricted term deposits                      --        4,021
    Net deferred tax assets                                  285        4,134
    Other non-current assets                                  --        3,558
    Total assets                                      A$ 113,786    A$171,774



    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities:
    Accounts payable                                   A$ 19,936     A$24,373
    Deferred consideration                                 4,407           --
    Current portion of financing - lease liability         3,836        3,830
    Short term loan - due to Metro                         2,043           --
    Other current loans                                       --            7
    Accrued expenses and other liabilities                 7,513        6,497
    Deposits under agreements with Metro                  18,686           --
    Income taxes payable                                   3,776           70
      Total current liabilities                           60,197       34,777
    Non-current portion of financing - lease liability     4,423        2,070
    Non-current loans                                         --           12
      Total liabilities                                   64,620       36,859
    Minority equity interest                                  --          926


                                 OzEmail Limited
                 CONDENSED CONSOLIDATED BALANCE SHEET (continued)
                      (In thousands, except per share data)

                                                      December 31,   December 31,
                                                          1997           1998
                                                      ------------   ------------
    Shareholders' equity:
     Ordinary Shares,
     1,250,000,000 shares authorized;
     111,000,010 and 124,819,500 shares
     issued and outstanding, respectively                     444           587
    Additional paid-in capital                             64,636       165,864
    Accumulated deficit                                   (15,916)      (29,611)
    Dividends                                                  --        (2,858)
    Other comprehensive income (loss), net                      2             7
      Total shareholders' equity                           49,166       134,915
    Total liabilities and shareholders' equity         A$ 113,786    A$ 171,774



                               OzEmail Limited
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (In thousands, except per share data)

                                     Three Months Ended    Twelve Months Ended
                                        December 31,          December 31,
                                      1997       1998        1997         1998
                                   --------    --------   ----------    ----------

    Net revenues                   A$17,210    A$31,555     A$55,767    A$110,199
    Costs and expenses:
    Cost of revenues - network
     operations and support           5,000       7,882       15,976       27,772
    Cost of revenues
     -- communications and other      6,535      10,384       19,025       40,998
    Sales and marketing               4,770       7,604       14,387       24,036
    Product development               2,321       1,912        9,267        7,040
    General and administrative        6,124       5,058       12,498       19,914
    Amortization of goodwill
     and other intangibles              533       1,371          533        5,143
    Total costs and expenses         25,283      34,211       71,686      124,903

    Loss from operations             (8,073)     (2,656)     (15,919)     (14,704)

    Other income (expense):
     Foreign exchange gain
      (loss), net                       151       1,027           39        1,325
     Interest income                    829         302        3,262        1,324
    Other income (expense), net      (1,546)         43       (1,011)        (256)
    Interest expense                   (137)       (121)        (356)        (585)



    Loss before provision for
     income taxes and minority
     equity interest                 (8,776)     (1,405)     (13,985)     (12,896)
    Income tax (expense)
     benefit                          1,012      (1,001)      (2,783)        (732)
    Minority equity interest             --         (80)          --          (66)
    Net loss                       A$[7,764)   A$[2,486)   A$[16,768)   A$[13,694)

    Basic loss per ordinary
     share                        A$ (0.066)   A$[0.019)   A$ (0.160)    A$[0.112)
    Diluted loss per ordinary
     share                        A$ (0.066)   A$[0.019)   A$ (0.160)    A$[0.112)

    Weighted average ordinary
     shares and share
     equivalents
     - Basic                        117,710     129,588    104,631        122,789
     - Diluted                      117,710     129,588    104,631        122,789

    Basic loss per ADS             A$ (0.66)   A$[0.192)  A$ (1.60)     A$ (1.115)
    Diluted loss per ADS           A$ (0.66)   A$[0.192)  A$ (1.60)     A$ (1.115)

    EBITDA                           (5,364)      4,045     10,152          6,475

 SOURCE OzEmail Limited

      CONTACT:  Michael Ward in Sydney, 61-2-9433-2400, or Todd
Friedman, 415-296-7383, both for OzEmail Limited